UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2021

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2021

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ken Aikawa
Name:	Ken Aikawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Notice on Continuation of Performance-Based

Stock Compensation Plan and

Additional Trust for Stock Acquisition

Tokyo, May 17, 2021 — MUFG today announced that at the Compensation Committee meeting held today (“the Compensation Committee Meeting”), MUFG resolved to continue with a previously agreed plan to introduce a performance-based stock compensation plan for some directors and executive officers while amending it in part.

At the Compensation Committee meeting held on May 16, 2016, it was resolved to introduce a performance-based stock compensation plan using a trust structure (including subsequent changes, “the Plan”) as a new Group-wide incentive plan for directors, corporate executive officers, executive officers, and senior fellows (outside directors and directors who are audit committee members are excluded; eligible directors and other executives are collectively referred to as “Directors, etc.”) of MUFG and its four subsidiaries comprising the core of the MUFG Group (MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.; collectively the “Core Business Companies”, and MUFG and the Core Business Companies are hereinafter collectively referred to as the “Covered Companies”).

Please see the press releases “Introduction of Performance-Based Stock Compensation Plan for Directors, etc.” dated May 16, 2016, and “Notice on Continuation of Performance-Based Stock Compensation Plan and Additional Trust for Stock Acquisition,” dated May 15, 2018, for a description of the Plan.

1.	Continuation of the Plan

(1)

In 2016, MUFG introduced the Plan as a new stock compensation plan for Directors, etc., of the Covered Companies in order to further enhance incentives to contribute to the improvement of business performance of the MUFG Group not only over the short term but also the medium- to long-term, in order to enable MUFG Group as a whole to achieve sustainable growth and increase its corporate value over the medium- to long-term while controlling excessive risk taking. MUFG seeks to share profits with shareholders from a medium- to long-term perspective by partially linking the Plan to the goals specified in its medium-term business plan and ESG assessments by third-party agencies, thus providing an incentive for Directors, etc., to conduct management with an awareness of medium- to long-term business performance and share value, as well as promoting initiatives toward sustainability, which has been positioned as one of MUFG’s most important management issues. At the same time MUFG aims to further develop value creation that integrates the resolution of social issues and MUFG’s management strategies.

(2)

The Plan uses a structure referred to as a Board Incentive Plan trust (the “BIP Trust”). A BIP Trust, like performance share plans and restricted stock plans in the U.S. and Europe, is a plan under which MUFG shares acquired through the BIP Trust and money equivalent to the liquidation value of MUFG shares (“MUFG Shares, etc.”), along with dividends arising from MUFG shares, are delivered or paid (“Distributed”) to Directors, etc., in accordance with their rank, level of achievement in terms of the business performance goals set forth in the applicable medium-term business plan and other relevant factors.

(3)

The continuation of the Plan was decided today by the Compensation Committee, of which the chair and a majority of the members are outside directors. The Compensation Committee continues to fairly evaluate the appropriateness of business performance goals, the achievement status thereof and other relevant matters to ensure the transparency and objectivity of the decision-making process and the resulting decisions pertaining to the incentive plans for board members.

2.	Partial Revision of the Plan

In continuing with the Plan from FY2021 onward, MUFG will extend the trust period of the existing BIP Trust while partially revising the Plan. The content of the Plan will be maintained with the exception of the following:

(1)	Extension of the trust period, additional trust funds and inheritance of residual Shares, etc.

The Plan comprises Trust I, under which MUFG Shares, etc. are to be Distributed to Directors, etc., of Covered Companies upon their resignation or retirement, and Trust II, under which MUFG Shares, etc., are to be Distributed upon expiration of three consecutive fiscal years corresponding to the period covered by the relevant MUFG medium-term business plan (“Period Covered”; Trust I and Trust II are collectively “Trusts”). While both Trusts are to expire on August 31, 2021, the Plan will be continued by extending the trust period of each and entrusting additional funds as approved by the Compensation Committee. In cases where additional funds are to be entrusted, any MUFG shares (excluding MUFG shares to be delivered to Directors, etc., of Covered Companies which still have not been Distributed) or money remaining in trust as of the last day of the trust period prior to the extension thereof (collectively referred to as “Residual Shares, etc.”) will be inherited by the Trusts following extension.

(2)	Upper limit of the amount of trust money to be contributed to the Trusts

For each Period Covered, each of the Covered Companies is to contribute money to the Trusts, in an amount not to exceed the prescribed upper limit applicable, as compensation for Directors, etc. The upper limit of the amount of trust money to be contributed to the Trusts by MUFG will be changed as set forth below. There will be no changes at the Core Business Companies.

Upper limit of the amount of trust money to be contributed to Trust I: 1.4 billion yen (*1)

Upper limit of the amount of trust money to be contributed to Trust II: 3.3 billion yen (*1)

(*1)	Total amount of funds for the acquisition of shares by the Trusts, as well as the trust fees and expenses, during the trust period.

(3)	Upper limit of shares of MUFG to be delivered to the Directors, etc., from the Trusts

The upper limit of shares of MUFG (including the shares of MUFG for which money equivalent to the liquidation value thereof will be provided) to be delivered from the Trusts to Directors, etc., for each Period Covered, shall be of the number (any fraction less than one shall be rounded down) obtained by dividing the upper limit amount established for each Covered Company by the average share acquisition cost per share of the Trusts (in cases where the trust period is extended, the average per-share acquisition cost of the shares of MUFG that are acquired after the extension. If, however, the shares of MUFG are not acquired during the extension, the closing price of the business day after the last day of the trust period prior to the extension). However, this upper limit at MUFG shall be changed as set forth below. There will be no changes at the Core Business Companies.

Upper limit of MUFG shares to be delivered to Directors, etc., in Trust I: 4,700,000 shares

Upper limit of MUFG shares to be delivered to Directors, etc., in Trust II: 11,000,000 shares

(4)	Business performance indicators linked to Trust II

The MUFG Shares, etc., to be Distributed from Trust II to Directors, etc., of the Covered Companies are determined based on points awarded in accordance with the comparison of business performance with competitors (“Points based on Comparison with Competitors”) and points awarded in accordance with the level of achievement of the relevant medium-term business plan (“Medium-term Business Plan Achievement Points”). A prescribed number of Points based on Comparison with Competitors and Medium-term Business Plan Achievement Points are awarded to Directors, etc., each month during the Period Covered in accordance with their executive position. The total number of Points based on Comparison with Competitors accumulated is adjusted after the conclusion of the relevant fiscal year and that of Medium-term Business Plan Achievement Points accumulated is adjusted after the conclusion of the relevant Period Covered by adding or deducting points on the basis of business performance during the respective periods. MUFG Shares, etc., are then Distributed around July, immediately following the end of the relevant Period Covered. The coefficient linked to business performance, which is used to add or deduct points, fluctuates within a range of 0% to 150% depending on the level of achievement in terms of business performance. The indicators and methods used to evaluate this level of achievement, in terms of business performance, are specified below.

(i) Portion of evaluation based on comparison with competitors (evaluation weight: 50%)

Comparison of the year-on-year growth rate of the following indicators with that of competitors:

•  Net consolidated business profits (evaluation weight: 25%)

•  Net income attributable to owners of parent (evaluation weight: 25%)

(ii)  Portion of evaluation based on the degree of achievement of the Medium-term Business Plan (evaluation weight: 50%)

Level of achievement of the target percentage specified in the medium-term business plan for the following indicators:

•  Consolidated ROE (evaluation weight: 30%)

•  Amount of decrease in consolidated expenses (excluding expenses linked to business performance) (evaluation weight: 15%)

•  Assessments by an ESG assessment agency (evaluation weight: 5%)

*   ESG assessment indicators based on surveys by third-party agencies shall be used (MSCI, FTSE Russel, Sustainanalytics, S&P Dow Jones, CDP, etc.).

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with around 2,600 locations in more than 50 countries. The Group has over 180,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges.

For more information, visit https://www.mufg.jp/english.

Press contacts:

Takeshi Itou

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-5218-1815

E takeshi_12_itou@mufg.jp

(Reference)

Outline of the trust agreement

	Trust I	Trust II
(i) Trust type	An individually-operated designated trust of cash other than cash trust (third party benefit trust)
(ii) Trust purpose	Providing incentives to Directors, etc., of the Covered Companies
(iii) Settlor	MUFG
(iv) Trustee	Mitsubishi UFJ Trust and Banking Corporation (Co-trustee: The Master Trust Bank of Japan, Ltd.)
(v) Beneficiaries	Directors, etc., of the Covered Companies satisfying the beneficiary requirements
(vi) Trust caretaker	A third party that does not have any interest in the Covered Companies (certified public accountant)
(vii) Trust agreement date	May 17, 2016 (revision planned for May 18, 2021)
(viii) Trust period	May 17, 2016 to August 31, 2021 (extension until August 31, 2024 planned pursuant to a revision of the trust agreement to take place on May 18, 2021)
(ix) Plan start date	July 1, 2016
(x) Exercise of voting rights	No exercise
(xi) Type of acquired shares	Ordinary shares of MUFG
(xii) Amount of trust money	Approximately 4.7 billion yen (planned) (including trust fees and expenses)	Approximately 3.7 billion yen (planned) (including trust fees and expenses)
(xiii) Timing of acquisition of shares	May 19, 2021 (planned) to June 18, 2021 (planned)
(xiv) Method of acquisition of shares	Acquisition in the stock market
(xv) Holder of vested rights	MUFG
(xvi) Residual property	Residual property that can be received by MUFG, which is the holder of vested rights, shall be within the limit of the trust expense reserve calculated by deducting the cost for acquiring the shares from the Trust from trust money.